Exhibit(d)(39)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Investment Advisory Agreement effective as of May 1, 2017 (“Amendment No. 2”) between AXA Equitable Funds Management Group, LLC, a Delaware limited liability company (“FMG LLC” or “Manager”), and AXA Rosenberg Investment Management LLC., a Delaware limited liability company (“AXA Rosenberg” or “Adviser”).

WHEREAS, FMG LLC and the Adviser agree to modify the Investment Advisory Agreement dated as of October 21, 2013, as amended (the “Agreement”);

WHEREAS, FMG LLC and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to AXA SmartBeta Equity Portfolio (“Portfolio”) and to reflect a name change of the Portfolio to 1290 VT SmartBeta Equity Portfolio;

NOW, THEREFORE, FMG LLC and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the fee payable to the Adviser with respect to the Portfolio or Allocated Portion of the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

2. Name Change. The Portfolio’s name is changed from “AXA SmartBeta Equity Portfolio” to “1290 VT SmartBeta Equity Portfolio”.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		AXA ROSENBERG INVESTMENT MANAGEMENT LLC

By:		By:
	Steven M. Joenk Chairman, Chief Executive Officer and President	Name: Title:

APPENDIX A

AMENDMENT NO. 2

TO

INVESTMENT ADVISORY AGREEMENT

WITH

AXA ROSENBERG INVESTMENT MANAGEMENT LLC

Related Funds	Annual Sub-Advisory Fee Rate **

SmartBeta Portfolios, which shall consist of the following Portfolio and Other Portfolio(s) or Allocated Portion(s)*:

1290 VT SmartBeta Equity Portfolio

1290 SmartBeta Equity Fund,

a series of 1290 Funds

0.180% of the SmartBeta Portfolios’ average daily net assets up to and including $100 million; 0.170% of the SmartBeta Portfolios’ average daily net assets in excess of $100 million and up to and including $250 million; and 0.150% of the SmartBeta Portfolios’ average daily net assets in excess of $250 million

*	Other Portfolio(s) or “Allocated Portion(s)” shall mean other registered investment companies (or series or portions thereof) that are advised by the Managerr and sub-advised by the Adviser, which are classified as “SmartBeta Equity Portfolios”
**	The daily advisory fee for the SmartBeta Portfolios is calculated by multiplying the aggregate net assets of the SmartBeta Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.